EXHIBIT 1.1

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of dELiA*s Inc.

    We have audited the accompanying consolidated balance sheet of dELiA*s Inc. and subsidiaries (the "Company") as of January 29, 2000 and the related consolidated statements of income, stockholders' equity, and cash flows for the fiscal year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

    We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of dELiA*s Inc. and subsidiaries as of January 29, 2000 and the consolidated results of the Company's operations and cash flows for the fiscal year then ended in conformity with accounting principles generally accepted in the United States.

                                                               ERNST & YOUNG LLP

New York, New York
March 29, 2000,
(except for Notes 5 and 15,
as to which the date is April 28, 2000)

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of dELiA*s Inc.
New York, New York

    We have audited the consolidated balance sheet of dELiA*s Inc. and subsidiaries (the "Company") as of January 31, 1999 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two fiscal years in the period ended January 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger between a wholly-owned subsidiary of the Company and TSI Soccer Corporation ("TSI"), which has been accounted for as a pooling of interests as described in Note 3 to the consolidated financial statements.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of dELiA*s Inc. and subsidiaries as of January 31, 1999, and the results of their operations and their cash flows for each of the two fiscal years in the period ended January 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
March 30, 1999
(April 14, 1999 as to Note 1 sentences two and three)
New York, New York

                          DELIA*S INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                      JANUARY 31, 1999 AND JANUARY 29, 2000

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                              JANUARY 31, 1999   JANUARY 29, 2000
                                                              ----------------   ----------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................       $10,981           $ 24,985
  Short-term investments....................................            --             32,893
  Merchandise inventories...................................        21,232             28,322
  Prepaid expenses and other current assets.................        11,237             15,014
  Deferred tax assets.......................................           115             12,063
                                                                   -------           --------
    Total current assets....................................        43,565            113,277

PROPERTY AND EQUIPMENT--Net.................................        12,542             35,483

LONG-TERM INVESTMENTS.......................................            --             11,024

GOODWILL AND OTHER ASSETS...................................        26,037             24,256
                                                                   -------           --------

TOTAL ASSETS................................................       $82,144           $184,040
                                                                   =======           ========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable and accrued expenses.....................        14,924             21,643
  Liabilities due to customers..............................         1,763              2,278
  Accrued restructuring.....................................            --              1,685
  Bank loan payable.........................................            --              3,000
  Other current liabilities.................................         1,398                719
                                                                   -------           --------
    Total current liabilities...............................        18,085             29,325

LONG-TERM DEBT AND CAPITAL LEASES...........................            --              6,756

DEFERRED TAX LIABILITIES....................................            --             23,901

OTHER LONG-TERM LIABILITIES.................................           452                403

MINORITY INTEREST...........................................            --             40,734

STOCKHOLDERS' EQUITY
  Preferred stock, par value $.01 per share;
    Authorized--1,000,000 shares; Issued--none..............            --                 --
  Common stock, par value $.01 per share;
    Authorized--50,000,000 shares; Issued--14,185,425 and
    14,914,472 shares, respectively.........................           142                149
  Additional paid-in capital................................        54,133             80,216
  Less common stock in treasury, at cost (551,046 shares at
    January 29, 2000).......................................            --            (17,734)
  Retained earnings.........................................         9,332             20,290
                                                                   -------           --------
    Total stockholders' equity..............................        63,607             82,921
                                                                   -------           --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..................       $82,144           $184,040
                                                                   =======           ========

                See notes to consolidated financial statements.

                          DELIA*S INC. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME

   FISCAL YEARS ENDED JANUARY 31, 1998, JANUARY 31, 1999 AND JANUARY 29, 2000

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                          FISCAL
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
NET SALES...................................................  $113,049   $158,364   $190,772

COST OF SALES...............................................    57,811     78,368    108,148
                                                              --------   --------   --------

GROSS PROFIT................................................    55,238     79,996     82,624

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES................    47,943     71,711    124,339

MERGER RELATED COSTS (Note 3)...............................     1,614         --         --

RESTRUCTURING CHARGE (Note 14)..............................        --         --     23,668

GAIN ON SUBSIDIARY IPO AND SALE OF SUBSIDIARY STOCK.........        --         --    (78,117)

MINORITY INTEREST...........................................        --         --     (4,865)

INTEREST AND OTHER INCOME, NET..............................    (1,201)      (962)    (2,429)
                                                              --------   --------   --------

INCOME BEFORE PROVISION FOR INCOME TAXES....................     6,882      9,247     20,028

PROVISION FOR INCOME TAXES..................................     2,456      3,405      9,070
                                                              --------   --------   --------

NET INCOME..................................................  $  4,426   $  5,842   $ 10,958
                                                              ========   ========   ========

BASIC NET INCOME PER SHARE..................................  $   0.34   $   0.42   $   0.77
                                                              ========   ========   ========

DILUTED NET INCOME PER SHARE................................  $   0.34   $   0.41   $   0.71
                                                              ========   ========   ========

                See notes to consolidated financial statements.

                          DELIA*S INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

   FISCAL YEARS ENDED JANUARY 31, 1998, JANUARY 31, 1999 AND JANUARY 29, 2000

                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                COMMON STOCK          ADDITIONAL                                        TOTAL
                                         --------------------------    PAID-IN     RETAINED   TREASURY              STOCKHOLDERS'
                                             SHARES         AMOUNT     CAPITAL     EARNINGS    STOCK      OTHER        EQUITY
                                         ---------------   --------   ----------   --------   --------   --------   -------------
BALANCE, JANUARY 31, 1997..............       12,315,127     $124      $20,886     $   211         --     $(197)       $21,024

Cancellation of common stock...........          (49,523)      (1)          (4)         --         --         5             --
Net proceeds from issuance of common
  stock in public offering.............        1,000,000       10       19,415          --         --        --         19,425
Issuance of common stock (Note 7)......           35,300       --          638          --         --        --            638
Payments to statutory dissenters
  (Note 3).............................               --       --         (730)         --         --        --           (730)
Payment of note receivable from
  stockholder..........................               --       --           --          --         --        50             50
Issuance of common stock in connection
  with acquisition (Note 3)............            5,000       --          108          --         --        --            108
Exercise of stock options..............            2,250       --           25          --         --        --             25
Issuance of common stock in
  satisfaction of Stock Appreciation
  Rights (Note 3)......................           10,760       --          233          --         --        --            233
Deferred compensation expense
  (Note 7).............................               --       --           --          --         --        92             92
Net income.............................               --       --           --       4,426         --        --          4,426
Adjustment to conform fiscal year of
  pooled company (Note 3)..............               --       --           --      (1,147)        --        --         (1,147)
                                         ---------------     ----      -------     -------    --------    -----        -------

BALANCE, JANUARY 31, 1998..............       13,318,914      133       40,571       3,490         --       (50)        44,144

Deferred compensation expense

  (Note 7).............................               --       --           --          --         --        50             50
Issuance of common stock in connection
  with acquisitions (Note 3)...........          817,501        8       13,242          --         --        --         13,250
Exercise of stock options..............           49,010        1          320          --         --        --            321
Net income.............................               --       --           --       5,842         --        --          5,842
                                         ---------------     ----      -------     -------    --------    -----        -------

BALANCE, JANUARY 31, 1999..............       14,185,425      142       54,133       9,332         --        --         63,607

Issuance of common stock in connection
  with acquisitions (Note 3)...........            5,000       --        1,396          --         --        --          1,396
Issuance of iTurf common stock for
  acquisition (Note 3).................               --       --        6,919          --         --        --          6,919
Cancellation of common stock
  (Note 3).............................          (33,784)      --         (608)         --         --        --           (608)
iTurf purchase of common stock
  (Note 1).............................          551,046        5       17,729          --    $(17,734)      --             --
Exercise of stock options..............          206,785        2        1,199          --         --        --          1,201
Tax effect of equity transactions......               --       --         (552)         --         --        --           (552)
Net income.............................               --       --           --      10,958         --        --         10,958
                                         ---------------     ----      -------     -------    --------    -----        -------

BALANCE, JANUARY 29, 2000..............       14,914,472     $149      $80,216     $20,290    $(17,734)   $  --        $82,921
                                         ===============     ====      =======     =======    ========    =====        =======

                See notes to consolidated financial statements.

                          DELIA*S INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

   FISCAL YEARS ENDED JANUARY 31, 1998, JANUARY 31, 1999 AND JANUARY 29, 2000
                                 (IN THOUSANDS)

                                                                          FISCAL
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
OPERATING ACTIVITIES:
  Net income................................................  $  4,426   $  5,842   $ 10,958
  Adjustment to conform fiscal year of pooled company.......    (1,147)        --         --
  Adjustments to reconcile net income to net cash provided
    by (used in) operating activities:
    Depreciation............................................       656      2,128      4,133
    Amortization of intangibles.............................       201        549      2,270
    Restructuring charge....................................        --         --     24,168
    Gain on subsidiary IPO and sale of subsidiary stock.....        --         --    (78,117)
    Minority interest.......................................        --         --     (4,865)
    Deferred taxes..........................................      (514)       985     11,953
    Amortization of investments.............................       204        160       (473)
    Compensation expense related to restricted stock and
     stock appreciation rights..............................       325         50         --
    Loss on disposition of fixed assets.....................        85         --         --
  Changes in operating assets and liabilities:

    Merchandise inventories.................................    (4,228)    (6,888)    (7,590)
    Prepaid expenses and other current assets...............    (2,940)    (7,176)    (3,888)
    Other assets............................................      (130)    (1,007)       (71)
    Current liabilities.....................................     9,317     (4,023)     5,111
    Long-term liabilities...................................       296        142        (49)
                                                              --------   --------   --------
Net cash provided by (used in) operating activities.........     6,551     (9,238)   (36,460)
INVESTING ACTIVITIES:
  Capital expenditures......................................    (4,839)    (6,158)   (21,009)
  Purchase of investment securities:
    Held-to-maturity........................................   (62,782)        --    (73,952)
    Available-for-sale......................................   (49,501)   (46,513)        --
  Other investments.........................................        --         --     (1,000)
  Proceeds from maturity or sale of investment securities:
    Held-to-maturity........................................    32,555     30,024     31,508
    Available-for-sale......................................    42,450     53,404         --
  Acquisition of businesses, net of cash acquired...........      (843)   (15,203)      (547)
                                                              --------   --------   --------
Net cash provided by (used in) investing activities.........   (42,960)    15,554    (65,000)
FINANCING ACTIVITIES:
  Net proceeds from issuance of dELiA*s common stock........    20,063         --         --
  Net proceeds from issuance of subsidiary common stock.....        --         --     97,496
  Disposition of subsidiary stock...........................        --         --     14,090
  Exercise of stock options.................................        23        321      1,201
  Borrowings (repayments) under line of credit agreement....      (503)        --      3,000
  Principal payments on long-term debt and capital lease
    obligations.............................................      (406)      (141)      (323)
                                                              --------   --------   --------
Net cash provided by financing activities...................    19,177        180    115,464
                                                              --------   --------   --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............   (17,232)     6,496     14,004
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD..............    21,717      4,485     10,981
                                                              ========   ========   ========
CASH AND CASH EQUIVALENTS, END OF PERIOD....................  $  4,485   $ 10,981   $ 24,985
                                                              ========   ========   ========
SUPPLEMENTARY CASH FLOW INFORMATION:
  Income taxes paid.........................................  $  1,738   $  3,328   $     80
                                                              ========   ========   ========
  Interest paid.............................................  $    255   $     13   $    615
                                                              ========   ========   ========

NON-CASH INVESTING AND FINANCING ACTIVITIES--Issuance of stock for acquisitions--See Note 3.

                See notes to consolidated financial statements.

                          DELIA*S INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                JANUARY 29, 2000

1.  BUSINESS AND BASIS OF PRESENTATION

    dELiA*s Inc., through our catalogs, retail stores and Web sites, is a leading marketer of casual apparel, accessories and soccer merchandise to young men and women between the ages of 10 and 24, an age group known as "Generation Y."

    On April 14, 1999, we completed an initial public offering of approximately 28% of the common stock of iTurf Inc., our Internet-focused subsidiary. iTurf used $17.7 million of the total $97.4 million in net offering proceeds to purchase from us 551,046 shares of our common stock, which we treat as treasury stock in consolidation. In connection with the offering, we recognized a pre-tax gain of approximately $70.0 million. During the fourth quarter of fiscal 1999, we sold an additional 1,075,000 shares of iTurf stock for cash and recorded a related gain of $8.0 million. As a result of these transactions and iTurf's acquisition of T@ponline.com for stock (see Note 3), we owned 90% of the vote and 60% of the value of iTurf as of January 29, 2000. Subsequently, our interest in iTurf has been reduced as a result of iTurf's February 2000 acquisition of theSpark.com. (See Note 15.)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    FISCAL YEAR--Any reference in this report to a particular fiscal year after 1998 is to the year ended on the Saturday closest to January 31 following the corresponding calendar year. For example, "fiscal 1999" means the period from February 1, 1999 to January 29, 2000. Any reference in this report to a particular fiscal year before 1999 is to the year ended January 31 following the corresponding calendar year. For example, "fiscal 1998" means the period from February 1, 1998 to January 31, 1999.

    PRINCIPLES OF CONSOLIDATION--Our condensed consolidated financial statements include the accounts of dELiA*s and subsidiaries, all of which, except iTurf, were wholly owned for all periods presented. The accounts of iTurf are included in the consolidated financial statements while the outside ownership of iTurf is reflected as minority interest on the balance sheet and income statement. All significant intercompany balances and transactions have been eliminated in consolidation.

    USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the amounts reported in our financial statements and footnotes thereto. Actual results could differ from those estimates.

    STATEMENTS OF CASH FLOWS--We consider all highly liquid investments with maturities of 90 days or less when purchased to be cash equivalents. Cash equivalents are stated at cost, which approximates market value. Non-cash investing and financing activities include the issuance of common stock for acquisitions as described in Note 3.

    RECLASSIFICATIONS--Certain amounts have been reclassified to conform to the current period presentation.

    REVENUE RECOGNITION--Revenue is recognized when merchandise is shipped to customers or at the point of sale for retail sales. iTurf's advertising and sponsorship revenue is recognized at either the ratio of impressions delivered to total guaranteed impressions or on a straight-line basis over the term of the contract provided that iTurf does not have any significant obligations remaining. Sales of iTurf's advertising inventory by third parties under revenue-sharing arrangements are recorded at the amounts reported by the revenue-sharing partners, which are net of agreed-upon commission fees, when the advertising has been provided. When iTurf licenses the use of our brands, content or other intangible

                          DELIA*S INC. AND SUBSIDIARIES

                                JANUARY 29, 2000

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) assets to third parties for specific projects, rather than for a period of time, licensing revenue is recognized upon fulfillment of all material contractual obligations. Subscription revenue related to DiscountDomain.com, iTurf's membership based discount shopping service, is billed monthly, subsequent to the earlier of a customer's first purchase or one month from the date of initial subscription. Subscriptions are cancelable at any time and revenue is recognized on a monthly basis. We do not incur any direct costs associated with advertising, licensing or subscription revenue. Accordingly, all indirect expenses incurred in connection with these revenue sources are included in operating expenses. We accrue a sales return allowance in accordance with our return policy for estimated returns of merchandise subsequent to the balance sheet date that relate to sales prior to the balance sheet date. At January 31, 1999 and January 29, 2000, the sales return allowance was $681,000 and $604,000, respectively. These amounts are included in other current liabilities.

    INVESTMENTS--Our short-term and long-term investments consist of debt and equity securities, principally instruments of the U.S. Government and its agencies, of municipalities and of short-term mutual municipal and corporate bond funds.

    Securities that may be sold as part of our asset management strategy, in response to or in anticipation of changes in interest rates, or for other similar factors, were classified as available-for-sale and carried at fair value. Unrealized holding gains and losses on such securities were reported net of related taxes, if any, as a separate component of stockholders' equity. Securities that we have the ability and positive intent to hold to maturity are classified as held- to-maturity and carried at amortized cost. Realized gains and losses on sales of securities are reported in earnings and computed using the specific identification cost basis.

    MERCHANDISE INVENTORIES--Merchandise inventories, which are primarily finished goods, are stated at the lower of cost (determined on a first-in, first-out basis) or market value.

    CATALOG COSTS--Catalogs costs, which primarily consist of catalog production and mailing costs, are capitalized and amortized over the expected life of the related future revenue stream, which principally covers three to five months from the date catalogs are mailed. We account for catalog costs in accordance with AICPA Statement of Position ("SOP") 93-7, "Reporting on Advertising Costs." SOP 93-7 requires that expense relating to capitalized advertising costs should be computed using the ratio of current period revenues for the catalog cost pool to the total of current and estimated future period revenues for that catalog cost pool. Deferred catalog costs as of January 31, 1999 and January 29, 2000 were $6.4 million and $5.9 million, respectively. Catalog costs, which are included in selling, general and administrative expenses, were $22.6 million, $31.0 million and $40.1 million for fiscal 1997, 1998 and 1999, respectively.

    ADVERTISING COSTS--Advertising expenses that are not direct-response catalog costs are expensed as incurred. For fiscal 1999, such expenses amounted to $10.6 million and related primarily to iTurf.

    LONG-LIVED ASSETS--In accordance with the Statement of Financial Accounting Standards Board ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of," we periodically review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (on an undiscounted basis) expected to be

                          DELIA*S INC. AND SUBSIDIARIES

                                JANUARY 29, 2000

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) generated by the asset. If such assets are considered to be impaired, the impairment to be recognized would be measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

    GOODWILL AND OTHER ASSETS--Goodwill and costs related to trademarks and licenses are amortized on a straight-line basis over their expected useful lives, which range from five to 30 years. Significant changes to intangible assets are described in Notes 3 and 14. Accumulated amortization at January 31, 1999 and January 29, 2000 was approximately $570,000 and $2,289,000, respectively.

    INCOME TAXES--We use the liability method of accounting for income taxes, whereby deferred income taxes are provided on items recognized for financial reporting purposes over different periods than for income taxes purposes. Valuation allowances are provided when the expected realization of tax assets does not meet a more likely than not criteria. Deferred income tax assets and liabilities are recorded in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." See Note 6.

    RECOGNITION OF GAIN ON ISSUANCE OF SUBSIDIARY STOCK--In accordance with the SEC Staff Accounting Bulletin "Accounting for Sales of Stock by a Subsidiary," dELiA*s recorded a gain on the issuance of subsidiary stock transaction for the excess of the offering price per share over the carrying amount where the sale of such shares by a subsidiary is not a part of a broader corporate reorganization contemplated or planned by the registrant. During the fourth quarter of fiscal 1999, we announced our intention to spin off our iTurf interest to our shareholders. Accordingly, no gain was recognized or will be recognized in connection with subsequent issuances of iTurf stock.

    STOCK-BASED COMPENSATION--We grant stock options for a fixed number of shares to certain employees with an exercise price generally equal to the fair value of the shares at the date of grant. We account for stock options in accordance with Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees," and, accordingly, do not recognize compensation expense. In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock Based Compensation," which provides an alternative to APB Opinion No. 25 in accounting for stock-based compensation. As permitted by SFAS No. 123, the Company continues to account for stock-based compensation in accordance with APB Opinion No. 25 and has elected the pro forma alternative of SFAS No. 123. (See Note 12.)

    COMPUTATION OF HISTORICAL NET INCOME (LOSS) PER SHARE--We calculate earnings per share in accordance with SFAS No. 128, "Computation of Earnings Per Share" and SEC Staff Accounting Bulletin No. 98. Accordingly, basic earnings per share is computed using the weighted average number of common and dilutive common stock equivalent shares outstanding during the period. Common equivalent shares consist of the incremental common shares issuable upon the exercise of stock options (using the treasury stock method.) Common equivalent shares are excluded from the calculation if their effect is anti-dilutive.

    RECENT ACCOUNTING PRONOUNCEMENTS--In June 1999, the Financial Accounting Standards Board approved deferral of Statement No. 133--"Accounting for Derivative Instruments and Hedging Activities," which we are required to adopt in fiscal year beginning February 2001. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at fair value. We do not

                          DELIA*S INC. AND SUBSIDIARIES

                                JANUARY 29, 2000

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) expect our adoption of SFAS No. 133 to have a material impact on our consolidated position, results of operations and cash flows.

3.  ACQUISITIONS

TSI SOCCER CORPORATION

    On December 10, 1997, dELiA*s acquired TSI Soccer Corporation in a transaction accounted for as a pooling of interests. In connection with the TSI transaction, we issued an aggregate of 308,687 shares of our common stock, including 297,927 shares to certain shareholders of TSI and 10,760 shares to employees of TSI pursuant to a "change of control" provision in TSI's stock appreciation rights plan. We also made cash payments of approximately $730,000 to former stockholders of TSI. The $730,000 of cash payments, which were made to stockholders exercising statutory dissenters rights, was recorded by dELiA*s as a reduction in equity. These dissenting stockholders held 104,737 shares (or 9.2% of the outstanding shares) out of an aggregate of 1,134,411 shares of TSI outstanding immediately prior to consummation of the acquisition. None of these dissenting stockholders received consideration other than the cash referred to above. The holders of the remaining outstanding shares (or 90.8% of the outstanding shares) of TSI received only dELiA*s common stock as consideration for their TSI shares, other than cash payments of approximately $137 made for fractional shares. In accordance with pooling-of-interests accounting, we have restated our prior financial statements and information to include TSI as if the companies had been combined for all periods presented.

    Prior to the acquisition, TSI's fiscal year ended on December 31. For fiscal 1997, the combined companies reported on the basis of dELiA*s fiscal year. Accordingly, our Consolidated Statement of Income for the fiscal year ended January 31, 1998 includes the results of TSI for the year ended December 31, 1997. As a result, TSI's operations for the one-month period ended January 31, 1998 are not reflected in our Consolidated Statements of Income and Cash Flows for the year ended January 31, 1998. TSI's operating results for the one-month period ended January 31, 1998, comprising of total revenues and a net loss of approximately $1.0 million and $1.1 million respectively, are reflected as an adjustment to retained earnings. The results for this one-month period reflect no unusual items and the seasonal nature of the business.

    Merger related costs totaling $1.6 million included professional fees and costs related to the consolidation of distribution facilities, the write-off of property and equipment and cancellation of contracts.

    The table below sets forth the unaudited separate and combined results of dELiA*s and TSI for the fiscal year ended January 31, 1998.

                                                 TOTAL REVENUES   NET INCOME (LOSS)
                                                 --------------   -----------------
dELiA*s........................................   $ 86,610,000       $ 5,861,000
TSI............................................     26,439,000        (1,435,000)
                                                  ------------       -----------
Total..........................................   $113,049,000       $ 4,426,000
                                                  ============       ===========

                          DELIA*S INC. AND SUBSIDIARIES

                                JANUARY 29, 2000

3.  ACQUISITIONS (CONTINUED)
GURL, INTERACTIVE INC.

    On December 17, 1997, a wholly-owned subsidiary of dELiA*s acquired the net assets of gURL, Interactive Inc., an interactive entertainment Web site, for cash, 5,000 shares of dELiA*s common stock and rights to receive an additional 5,000 shares in fiscal 1998 and 5,000 in fiscal 1999 subject to the satisfaction of certain performance targets. Such targets were achieved prior to fiscal 1999 and the value of the shares subsequently issued was recorded as increases to goodwill and stockholder's equity at the time of achievement. The acquisition was accounted for by the purchase method and the results of the operations of the acquired business have been included in the consolidated financial statements since the date of acquisition. Our operating results would not have been materially different on a pro forma basis assuming the acquisition had occurred on the first day of each fiscal year reported.

THE SCREEEM! BUSINESS

    In July 1998, dELiA*s, through two wholly-owned subsidiaries, acquired assets located in 26 retail stores operated under the Screeem! and Jean Country names, as well as the leases for such stores and several related trademarks (together, the "Screeem! Business") from American Retail Enterprises, L.P. The purchase price for the acquisition consisted of $10.0 million in cash and 946,756 shares of dELiA*s Inc. common stock.

    The total 946,756 shares issued for the acquisition includes the original issuance of 812,501 shares in fiscal 1998 as well as an additional issue of 168,039 shares in February 2000 net of the cancellation in fiscal 1999 of 33,784 shares for a working capital adjustment. The $1.4 million value of the shares issued in February 2000 was recorded as an increase to goodwill and an adjustment to stockholder's equity in fiscal 1999 as the contingencies relating to such issuance had been satisfied by January 29, 2000. The acquisition was accounted for as a purchase. Accordingly, the operating results of the Screeem! Business have been included in our consolidated financial statements since the date of acquisition. The excess of the aggregate purchase price over the fair market value of net assets acquired of $20.2 million was allocated to goodwill and was being amortized over thirty years. During fiscal 1999, we recorded a restructuring charge in connection with our plan to exit the Screeem! and Jean Country retail operations which included the write-off of the related goodwill. See Note 14.

    On a pro forma basis, assuming the acquisition had occurred on the first day of each fiscal year, our net sales, net income and diluted earnings per share would have been approximately $147.8 million, $5.6 million and $0.41, respectively, for the year ended January 31, 1998 and $172.9 million, $4.7 million and $0.32, respectively, for the year ended January 31, 1999. These results are presented for informational purposes only and do not necessarily represent results which would have occurred nor are they indicative of future results of combined operations.

ASSETS OF FULCRUM DIRECT, INC.

    In September 1998, dELiA*s acquired certain assets from the estate of Fulcrum Direct, Inc. for approximately $4.75 million in cash. The primary assets included the trademarks and customer lists for the ZOE, STORYBOOK HEIRLOOMS, PLAYCLOTHES, AFTER THE STORKand JUST FOR KIDS catalogs. We also purchased selected inventory and assumed certain Storybook Heirlooms customer refund liabilities. The acquisition has been accounted for as a purchase with the operating results of the acquired business

                          DELIA*S INC. AND SUBSIDIARIES

                                JANUARY 29, 2000

3.  ACQUISITIONS (CONTINUED)
included in our consolidated financial statements since the date of acquisition and the excess of the aggregate purchase price over the fair market value of net assets acquired allocated to goodwill. Our operating results would not have been materially different on a pro forma basis assuming the acquisition had occurred on the first day of each fiscal year reported.

T@PONLINE.COM

    On September 1, 1999, iTurf acquired T@ponline.com, Inc. which hosts a leading global Internet portal Web site with information and community services directed at college and university students. The aggregate consideration paid consisted of 1,586,996 newly issued shares of iTurf Class A common stock. The transaction was accounted for under the purchase method of accounting with the operating results of the acquired business included in our consolidated financial statements since the date of acquisition and the excess of the aggregate purchase price over the fair market value of net assets acquired of $19.0 million allocated to goodwill. The goodwill is being amortized over five years. In connection with this issuance of our subsidiary's common stock, we recorded a deferred gain of $6.9 million to additional paid in capital.

4.  PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost and are depreciated on the straight-line method over the estimated useful lives or, for leasehold improvements, the shorter of the estimated useful lives or the remaining term of the lease. Major classes of property and equipment are as follows:

                                                   ESTIMATED USEFUL
                                                        LIVES         JANUARY 31, 1999   JANUARY 29, 2000
                                                   ----------------   ----------------   ----------------
Furniture, fixtures and equipment................    5-10 years          $10,862,000        $20,233,000
Leasehold improvements...........................  Term of lease           4,871,000         15,564,000
Building.........................................     40 years                    --          5,448,000
Land.............................................       n/a                       --            873,000
                                                                         -----------        -----------
Total--at cost...................................                         15,733,000         42,118,000
Less accumulated depreciation....................                          3,191,000          6,635,000
                                                                         -----------        -----------
Total property and equipment--net................                        $12,542,000        $35,483,000
                                                                         ===========        ===========

                          DELIA*S INC. AND SUBSIDIARIES

5.  LONG-TERM DEBT AND CREDIT FACILITIES

    On August 6, 1999, we purchased for $6.2 million an approximately 400,000 square foot distribution facility in Hanover, Pennsylvania, the majority of which space we previously leased. We borrowed $5.3 million from Allfirst Bank in the form of a mortgage loan on the property to pay for $5.0 million of the purchase price and $300,000 of planned capital improvements. We are subject to certain covenants under the loan agreement, including a covenant to maintain a fixed charge coverage ratio. On August 10, 1999 we entered into an interest-rate swap agreement with Allfirst Bank under which we effectively converted the LIBOR-based variable interest rate mortgage to a fixed rate loan with an interest rate of approximately 8.78%. At January 29, 2000, the principal balance on the mortgage was $5.3 million. The mortgage principal payments at January 29, 2000 for the next five fiscal years are summarized as follows: 2000--$105,000; 2001--$114,000; 2002--$125,000; 2003--$136,000; and 2004--$149,000.

    dELiA*s had no long-term debt balances at January 31, 1999.

    During fiscal 1999, we borrowed a total of $9.0 million under our credit facility with First Union National Bank. By January 29, 2000, we had repaid $6.0 million so the remaining balance was $3.0 million, all of which is classified as current. The facility consisted of a revolving line of credit permitting us to borrow up to $25 million and provided for the issuance of documentary and standby letters of credit up to $10 million. At both January 31, 1999 and January 29, 2000, outstanding letters of credit were $1.3 million. Our obligations under the Credit Agreement were secured by a lien on substantially all of our assets, except certain real property and the assets of iTurf. Our ability to continue to borrow under the credit agreement was contingent on a number of conditions including our compliance with tangible net worth, fixed charge coverage ratio and debt to cash flow covenants. In addition, amounts outstanding under the facility were limited to specified percentages of the value of our eligible inventory as determined under the credit agreement. At our option, borrowings under this facility bore interest at First Union National Bank's prime rate or at LIBOR plus 200 basis points. The Credit Agreement contained certain covenants and default provisions customary for credit facilities of this nature, including limitations on our payment of dividends. A fee of 0.375% per year was assessed monthly on the unused portion of the line of credit.

    There were no funds borrowed under our credit agreements during fiscal 1998.

    Subsequent to January 29, 2000, we entered into an Amended and Restated Credit Agreement with Congress Financial Corporation that amends and restates the terms of our First Union facility. See Note 15.

    During fiscal 1999, interest expense was $670,000.

                          DELIA*S INC. AND SUBSIDIARIES

6.  INCOME TAXES

    The provision for income taxes is comprised of the following:

                                                           FISCAL 1997   FISCAL 1998   FISCAL 1999
                                                           -----------   -----------   -----------
Federal:.................................................  $2,262,000    $1,700,000    $(2,463,000)
  Current................................................    (498,000)      918,000     13,185,000
  Deferred...............................................
State and local:.........................................
  Current................................................     694,000       575,000             --
  Deferred...............................................      (2,000)      212,000     (1,652,000)
                                                           ----------    ----------    -----------
Total provision (benefit)................................  $2,456,000    $3,405,000    $ 9,070,000
                                                           ==========    ==========    ===========

    The effective income tax rates differed from the federal statutory income tax rates as follows:

                                                           FISCAL 1997   FISCAL 1998   FISCAL 1999
                                                           -----------   -----------   -----------
Federal taxes at statutory rates.........................  $2,340,000    $3,144,000    $6,810,000
State and local taxes net of federal benefit.............     451,000       519,000    (1,090,000)
iTurf valuation allowance................................          --            --     4,777,000
Minority interest........................................          --            --    (1,646,000)
Tax-exempt interest income...............................    (346,000)     (252,000)           --
Other....................................................      11,000        (6,000)      219,000
                                                           ----------    ----------    ----------
                                                           $2,456,000    $3,405,000    $9,070,000
                                                           ==========    ==========    ==========

                                      F-37

                          DELIA*S INC. AND SUBSIDIARIES

6.  INCOME TAXES (CONTINUED)
    The significant components of our net deferred tax assets are as follows:

                                                              JANUARY 31, 1999   JANUARY 29, 2000
                                                              ----------------   ----------------
DEFERRED TAX ASSETS:
Inventory reserves..........................................     $  611,000        $  1,043,000
Net operating loss..........................................        595,000           7,510,000
Uniform capitalization--inventories.........................        523,000             594,000
Reserves and accruals.......................................        348,000             385,000
Sales return allowance......................................        277,000             156,000
Accrued restructuring.......................................             --           9,707,000
Stock option deduction......................................             --           1,534,000
Property and equipment......................................             --             224,000
Valuation allowance.........................................             --          (7,795,000)
Other.......................................................         94,000           1,043,000
                                                                 ----------        ------------
Total deferred tax assets...................................      2,448,000          14,401,000
DEFERRED TAX LIABILITIES:
Catalog costs...............................................     (2,296,000)         (2,015,000)
Property and equipment......................................        (37,000)                 --
Gain on subsidiary IPO......................................             --         (24,125,000)
Other.......................................................             --             (99,000)
                                                                 ----------        ------------
Total deferred tax liabilities..............................     (2,333,000)        (26,239,000)
                                                                 ----------        ------------
NET DEFERRED TAX ASSETS (LIABILITIES).......................     $  115,000        $(11,838,000)
                                                                 ==========        ============

    dELiA*s had a net operating loss carryover ("NOL") of approximately $1.4 million at January 29, 2000 representing the separate company loss of TSI existing at the date of acquisition. Although this NOL is subject to limitations under provisions of the Internal Revenue Code, we expect to fully utilize this NOL in future periods. The NOL expires in 2012.

    During fiscal 1999, we generated a NOL of approximately $12.2 million related to our iTurf subsidiary. This NOL expires in 2020. In addition, a state NOL of approximately $22.1 million was established in connection with the Screeem! restructuring. We have established a valuation allowance of $7.8 million against the federal NOL and a portion of the state NOL.

7.  STOCKHOLDERS' EQUITY

    During the fiscal year ended January 31, 1997, Class B restricted membership interests were granted to certain employees at no cost to these employees. The cost of restricted membership interests, based upon their $217,000 fair market value at the award date, was credited to stockholders' equity and was amortized against earnings over the vesting period of 30 months. Deferred compensation expense recognized during the fiscal years ended January 31, 1998 and 1999 was $92,000 and $50,000, respectively. Immediately prior to our initial public offering in December 1996, the Class B restricted membership interests converted into 704,474 shares of restricted dELiA*s Inc. common stock. During the fiscal year ended January 31, 1998, TSI issued 134,409 additional shares of TSI common stock. Of the 134,409 shares issued, 23,834 shares were used to repay $113,400 of subordinated unsecured notes payable to TSI stockholders. Net proceeds from the sale of the balance

                          DELIA*S INC. AND SUBSIDIARIES

7.  STOCKHOLDERS' EQUITY (CONTINUED)
of 110,575 shares at $4.75 per share were used principally to fund working capital. The 134,409 shares of TSI common stock were exchanged for 35,300 shares of dELiA*s common stock in the TSI acquisition. See Note 3.

    During fiscal 1999, additional paid-in capital was increased $1.8 million for the tax effect of stock option exercises and decreased $2.4 million for the tax effect of the issuance of iTurf common stock in connection with the OnTap acquisition.

8.  EARNINGS PER SHARE

    The following table sets forth the computation of basic and diluted earnings per share:

                                                        FISCAL 1997   FISCAL 1998   FISCAL 1999
                                                        -----------   -----------   -----------
Net income............................................  $ 4,426,000   $ 5,842,000   $10,958,000
                                                        ===========   ===========   ===========
Weighted-average shares...............................   12,941,000    13,779,000    14,315,000
Effect of dilutive securities:
  Stock options.......................................      142,000       492,000       948,000
  Contingent stock--acquisitions                                 --        47,000       117,000
                                                        -----------   -----------   -----------
Denominator for diluted earnings per share (adjusted
  weighted-average and assumed conversions)...........   13,083,000    14,318,000    15,380,000
                                                        ===========   ===========   ===========
Basic net income per share............................  $      0.34   $      0.42   $      0.77
                                                        ===========   ===========   ===========
Diluted net income per share..........................  $      0.34   $      0.41   $      0.71
                                                        ===========   ===========   ===========

    For fiscal 1997, 1998 and 1999, options to purchase 7,000, 165,000 and 883,000 shares, respectively, were outstanding at the end of the period but not included in the computation of diluted earnings per share because their effect would have been antidilutive.

9.  FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying value amounts reported in our balance sheets for cash and cash equivalents and long-term debt approximate fair values. Except for iTurf's $1.0 million investment in a start-up Internet company that is accounted for on the cost method, our total investments of $43.9 million represents iTurf's debt securities that are classified as held-to-maturity and carried at amortized cost. The fair value of our debt security investments at January 29, 2000 is $42.7 million based on quotes obtained from brokers for those instruments while the market value of our other investment is believed to approximate cost.

                          DELIA*S INC. AND SUBSIDIARIES

10.  COMMITMENTS AND CONTINGENCIES

LEASES

    As of January 29, 2000, dELiA*s was obligated under various long-term non-cancelable leases for office, retail, and warehouse and distribution space and equipment requiring minimum annual rental payments in future periods as follows:

FISCAL                                                CAPITAL LEASES   OPERATING LEASES      TOTAL
------                                                --------------   ----------------   -----------
2000................................................    $  614,000       $ 7,003,000      $ 7,617,000
2001................................................       614,000         5,870,000        6,484,000
2002................................................       544,000         5,499,000        6,043,000
2003................................................       521,000         5,537,000        6,058,000
2004................................................       130,000         5,356,000        5,486,000
2005 and thereafter.................................            --        22,129,000       22,129,000
                                                        ----------       -----------      -----------
Minimum lease payments..............................    $2,423,000       $51,394,000      $53,817,000
                                                        ==========       ===========      ===========

    The total minimum payments for capital leases include approximately $200,000 for imputed interest which reduces the total future payments to $2.2 million present value. Amortization of assets recorded under capital leases is classified as depreciation expense.

    Our retail store leases typically include contingent rent clauses that will result in higher payments if the store sales exceed expected levels. Some of our operating leases also include renewal options and escalation clauses with terms that are similar to our current leases and typical for the industry. In addition, we are obligated to pay a proportionate share of increases in real estate taxes and other occupancy costs for space covered by our operating leases. Rent expense for the fiscal years ended January 31, 1998, January 31, 1999 and January 29, 2000 was $2.1 million, $4.9 million and $10.3 million, respectively.

BENEFIT PLAN

    During fiscal 1999, dELiA*s began a 401(k) retirement plan covering all eligible employees. Under the plan, employees can defer 1% to 15% of compensation. We may make matching contributions on a discretionary basis. The employee's contribution is 100% vested and the employer's matching contribution vests over a five-year period. The new plan replaces a similar plan previously offered to employees of TSI. The employer's contribution was $13,000, $24,000 and $46,000 in fiscal 1997, 1998 and 1999, respectively.

INTERNET MARKETING ALLIANCES

    In May 1999, iTurf entered into a strategic marketing alliance with America Online, Inc. Over the two-year term of the agreement, iTurf has agreed to pay America Online a total of approximately $8.1 million, of which $5.0 million was paid as of January 29, 2000.

    In August 1999, iTurf entered into a strategic marketing alliance with Microsoft Corporation. Over the one-year term of the agreement, iTurf has agreed to pay Microsoft a total of at least $4.6 million, of which approximately $2.0 million was paid as of January 29, 2000.

                          DELIA*S INC. AND SUBSIDIARIES

10.  COMMITMENTS AND CONTINGENCIES (CONTINUED)
INTERNET MARKETING ALLIANCES (CONTINUED)

    In connection with the September 1999 T@ponline transaction, iTurf entered into a marketing alliance with MarketSource Corporation, which is owned by certain of the sellers of T@ponline, to promote our network of sites through MarketSource's offline marketing channels. iTurf has committed to purchasing approximately $6.5 million in promotional opportunities through these channels over the next three years. Of this amount, $1.5 million was paid as of January 29, 2000.

LITIGATION

    In 1999, two separate purported securities class action lawsuits were filed against us and certain of our officers and directors and one former officer of a subsidiary. The original complaints were filed in Federal District Court for the Southern District of New York by Allain Roy on June 1, 1999 and by Lorraine Padgett on June 3, 1999. The suits were consolidated into a single class action and an amended and consolidated complaint was filed on March 22, 2000. The complaint in this lawsuit purports to be a class action on behalf of the purchasers of our securities during the period January 20, 1998 through September 10, 1998. The complaint generally alleges that the defendants violated
Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder by making material misstatements and by failing to disclose certain allegedly material information regarding trends in our business. The complaint also alleges that the individual defendants are liable for those violations under
Section 20(a) of the Securities Exchange Act. The complaint seeks unspecified damages, attorneys' and experts' fees and costs, and such other relief as the court deems proper. On April 14, 2000, dELiA*s Inc. and the other named defendants filed a motion to dismiss the lawsuit. Since that date, we are not aware of any changes in the status of the lawsuit.

    We intend to vigorously defend against these actions. Based upon information presently known to management, we do not believe that the ultimate resolution of these lawsuits will have a material adverse effect on our financial condition, results of operations or cash flow.

OTHER

    In connection with our acquisition of the distribution facility, we hired an environmental consultant to perform an assessment of the facility. As a result of that assessment, the seller of the property performed certain soil remediation and created a groundwater remediation plan, each relating to the presence of underground fuel oil, waste oil and gasoline tanks located on the property and subsequently removed by the seller. The Pennsylvania Department of Environmental Protection has released the seller from liability with respect to soil contamination and has approved the ground water remediation plan. The seller has set funds aside in escrow to cover up to $250,000 in ground water remediation costs. We do not believe that the environmental conditions at the facility will have a material adverse effect on our consolidated financial condition, results of operations or cash flows.

11.  SEGMENTS

    dELiA*s determines operating segments in accordance with Statement of Financial Accounting Standards No. 131. Our reportable segments are generally defined by their method of distribution; different segments may offer similar products to similar customers, but are managed separately because of their distribution methods. Commencing in fiscal 1999, dELiA*s has three reportable segments:

                          DELIA*S INC. AND SUBSIDIARIES

11.  SEGMENTS (CONTINUED)
catalog, retail and iTurf. Each of these segments earns revenues primarily from the sale of apparel, accessories and soccer equipment to consumers. The catalog segment takes phone and mail orders from our customers and mails merchandise directly to those customers. Our retail stores display merchandise in mall and strip mall stores and sell directly to customers who visit those locations. iTurf sells merchandise through our various Web sites and also recognizes advertising, subscription and licensing revenues. Sales outside of the United States are insignificant.

    We evaluate performance and allocate resources primarily based on profit and loss after expense allocations for shared resources but before unusual items, income taxes, interest and other income and minority interest. There are no material differences between accounting policies used by the reportable segments in preparation of this information and those described in the summary of significant accounting policies in this report.

    In connection with the iTurf initial public offering in April 1999, dELiA*s and iTurf entered into intercompany agreements that govern the transactions between iTurf and the other segments. Intercompany profit or loss generated by such agreements is eliminated in consolidation. For transactions between the other segments, and for transactions involving iTurf prior to its initial public offering, inter-segment product sales are recorded at cost and shared costs are allocated on a basis believed by management to be reasonable.

    The segment disclosure for fiscal 1997 and 1998 has been restated to reflect the operating segments as defined for fiscal 1999. (in thousands)

                                                       CATALOG     RETAIL     ITURF      TOTAL
                                                       --------   --------   --------   --------
FISCAL 1997
Revenues from external customers.....................  $104,020   $  8,895   $    134   $113,049
Operating profit (loss)..............................     7,301     (1,571)       (49)     5,681

                                                       CATALOG     RETAIL     ITURF      TOTAL
                                                       --------   --------   --------   --------
FISCAL 1998
Revenues from external customers.....................  $116,322   $ 38,028   $  4,014   $158,364
Operating profit.....................................     6,238      1,226        821      8,285
Property & equipment, net, at year-end...............     7,118      5,010        414     12,542

                                                       CATALOG     RETAIL     ITURF      TOTAL
                                                       --------   --------   --------   --------
FISCAL 1999
Revenues from external customers.....................  $111,275   $ 54,676   $ 24,821   $190,772
Operating loss.......................................   (12,675)   (11,643)   (17,397)   (41,715)
Property & equipment, net, at year-end...............    16,416     15,781      3,286     35,483

                                                               FISCAL     FISCAL     FISCAL
                                                                1997       1998       1999
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Operating profit (loss) for reportable segments.............  $ 5,681     $8,285    $(41,715)
Restructuring charge (Note 14)..............................       --         --      23,668
Gain on subsidiary IPO and sale of subsidiary stock.........       --         --     (78,117)
Minority interest...........................................       --         --      (4,865)

                          DELIA*S INC. AND SUBSIDIARIES

11.  SEGMENTS (CONTINUED)

                                                               FISCAL     FISCAL     FISCAL
                                                                1997       1998       1999
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Interest and other income, net..............................   (1,201)      (962)     (2,429)
                                                              -------     ------    --------
Total income before taxes...................................  $ 6,882     $9,247    $ 20,028
                                                              =======     ======    ========

                                                              JANUARY 31, 1999   JANUARY 29, 2000
                                                              ----------------   ----------------
                                                                        (IN THOUSANDS)
Property and equipment for reportable segments..............       $12,542           $ 35,483
Other assets................................................        69,602            148,557
                                                                   -------           --------
Total consolidated assets...................................       $82,144           $184,040
                                                                   =======           ========

12.  STOCK OPTIONS

    Prior to our initial public offering, we approved and adopted the 1996 Stock Incentive Plan. Such plan was amended and restated in July 1998. On December 1, 1998, our board of directors approved and adopted the 1998 Stock Incentive Plan. The 1996 Stock Incentive Plan, as amended, and the 1998 Stock Incentive Plan (collectively, the "Incentive Plans") provide for the following types of awards to eligible employees: (i) stock options, including incentive stock options and non-qualified stock options; (ii) stock appreciation rights, in tandem with stock options or freestanding; and (iii) restricted stock. Awards may be granted singly, in combination or in tandem, as determined by a committee of our board of directors. The maximum number of shares of common stock that may be issued pursuant to the Incentive Plans is 3,500,000. The maximum number of shares of common stock subject to each of the stock options or stock appreciation rights that may be granted to any individual under the Incentive Plans is 200,000 for each fiscal year under the 1996 Stock Incentive Plan, as amended, and 400,000 under the 1998 Stock Incentive Plan. If a stock appreciation right is granted in tandem with a stock option, it shall apply against the individual limits for both stock options and stock appreciation rights, but only once against the maximum number of shares available under the Incentive Plans.

    An executive is party to a stock option agreement with us pursuant to which the Company granted such executive an option to purchase up to an aggregate of 250,000 shares of our common stock at an exercise price of $11.00 per share, the fair market value on the date of grant. The option becomes exercisable as to 50,000 shares on each of July 21, 1997, 1998, 1999, 2000 and 2001.

    On June 22, 1998 and September 15, 1998, in an effort to retain employees at a time when a significant percentage of employee stock options had exercise prices that were above fair market value, we reduced the exercise price of outstanding common stock options held by our employees, consultants and directors to the fair market value per share as of the date of the reduction in price. All options maintained the same vesting and expiration terms. Not all grants to officers were repriced. Executive officers forfeited a portion of prior grants in connection with the repricing.

    On September 16, 1998, two employees and a financial advisor were granted options to purchase stock in a wholly-owned subsidiary. The options become exercisable two years after the date of grant and expire ten years after the date of grant. The defined exercise price is equal to the fair market value at the date of grant.

                          DELIA*S INC. AND SUBSIDIARIES

12.  STOCK OPTIONS (CONTINUED)
    On January 1, 1999, iTurf established a stock incentive plan, reserved shares for grant under the plan and issued employees options to purchase stock at the fair market value at that date. Additional options were granted during fiscal 1999. The majority of these options vest 20% per year beginning one year from the date of grant, while some of the options vest in eight six-month intervals generally beginning six months from the date of grant. At January 29, 2000, options to purchase approximately 3.0 million shares of iTurf stock remained outstanding with options to purchase approximately 10% of those shares exercisable.

    A summary of dELiA*s stock option activity for the three most recent fiscal years is as follows:

                                                     FISCAL 1997                 FISCAL 1998                  FISCAL 1999
                                              -------------------------   --------------------------   --------------------------
                                                            WEIGHTED                     WEIGHTED                     WEIGHTED
                                              OPTIONS    EXERCISE PRICE    OPTIONS    EXERCISE PRICE    OPTIONS    EXERCISE PRICE
                                              --------   --------------   ---------   --------------   ---------   --------------
Outstanding at beginning of period..........  383,750        $11.00         744,437       $14.96       3,039,110       $6.77
Granted (excludes repricing)................  362,937         19.13       2,496,183        15.83         847,033       13.61
Exercised...................................   (2,250)        11.00         (49,010)        6.56        (206,785)       5.81
Canceled (excludes repricing)...............       --            --        (152,500)       18.04        (292,725)       9.74
                                              -------        ------       ---------       ------       ---------       -----
Outstanding at end of period................  744,437        $14.96       3,039,110       $ 6.77       3,386,633       $8.28
                                              =======        ======       =========       ======       =========       =====
Options exercisable at end of period........  107,500        $11.24         351,327       $ 5.75       1,230,930       $6.21
                                              =======        ======       =========       ======       =========       =====

    The following summarizes dELiA*s stock option information at January 29, 2000:

                                                           OPTIONS OUTSTANDING                          OPTIONS EXERCISABLE
                                          ------------------------------------------------------   ------------------------------
                                                             WEIGHTED-AVERAGE
RANGE OF EXERCISE                              NUMBER           REMAINING       WEIGHTED-AVERAGE     NUMBER      WEIGHTED-AVERAGE
PRICES                                      OUTSTANDING      CONTRACTUAL LIFE    EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
-----------------                         ----------------   ----------------   ----------------   -----------   ----------------
$5.75 to $8.63..........................         2,536,600         9 years           $  6.19        1,136,432        $    5.86
$8.54 to $12.94.........................           285,000         9 years           $ 10.29           85,998            10.09
$12.95 to $19.38........................           527,600         9 years           $ 16.07            8,500            13.75
$19.39 to $28.88........................            37,433         9 years           $ 24.86               --               --
                                          ----------------                                          ---------
Total...................................         3,386,633         9 years           $  8.28        1,230,930        $    6.21
                                          ================                                          =========

    dELiA*s applies APB No. 25 and related interpretations in accounting for the Incentive Plans and the iTurf plan. Accordingly, no compensation expense has been recognized for these plans in fiscal 1997, 1998 or 1999. Had compensation expense been determined based on the fair value of stock option grants on the date of grant in accordance with SFAS No. 123, grants of options to purchase our common stock would have had the following effect on our net income and earnings per share:

                                                              FISCAL 1997   FISCAL 1998   FISCAL 1999
                                                              -----------   -----------   -----------
Pro forma net income........................................    $3,345        $1,663        $5,484
                                                                ======        ======        ======
Pro forma basic net income per share........................    $ 0.26        $ 0.12        $ 0.38
                                                                ======        ======        ======
Pro forma diluted net income per share......................    $ 0.26        $ 0.12        $ 0.36
                                                                ======        ======        ======

    The average estimated fair market value of options granted during fiscal 1997, 1998 and 1999 was $7.30, $3.00 and $7.34 per share, respectively. In preparing such estimates, we used the Black-Scholes option-pricing model with the following weighted average assumptions used: no dividend yield; expected volatility of 45%, 65% and 65%, respectively, risk-free interest rate of 5.5%, 4.6% and 5.5%, respectively; expected lives of three to five years.

                          DELIA*S INC. AND SUBSIDIARIES

12.  STOCK OPTIONS (CONTINUED)
    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

13.  FAMILY STOCKHOLDERS AGREEMENT

    Immediately prior to our initial public offering in December 1996, certain stockholders (the "Family Holders") and a stockholder/executive of dELiA*s (the "Executive") entered into a stockholders' agreement with dELiA*s (the "Family Stockholders Agreement"). The Family Holders are permitted to transfer shares of dELiA*s stock owned by them in accordance with the requirements of Rule 144 under the Securities Act of 1933. The Family Stockholders Agreement also permits each of the Family Holders to cause us to register shares of our common stock under some circumstances concurrently with offerings of common stock by us. dELiA*s will generally be required to bear the expenses of all such registrations, except underwriting discounts and commissions. In addition, the Family Stockholders Agreement gives the Executive the right to vote all of the shares of dELiA*s common stock owned by the Family Holders on all matters that come before our stockholders. The Family Holders collectively owned 20.2 percent of the outstanding dELiA*s common stock as of January 29, 2000. The Family Stockholders Agreement will expire in December 2006.

14.  RESTRUCTURING CHARGE

    During fiscal 1999, we recorded a charge of approximately $24.2 million in connection with our restructuring plan to exit our Screeem! and Jean Country retail operations. The charge is comprised of the following:

    - $19.4 million for the write-off of the remaining unamortized balance of goodwill and other intangibles relating to our acquisition of the Screeem! and Jean Country retail operations;

    - $3.6 million for the shut-down of certain retail stores of which $2.3 million represented the write-off of assets that would no longer be used and $1.3 million, primarily relating to future lease costs, was accrued;

    - $700,000 for the elimination of approximately 50 jobs at the Screeem! corporate office and the store locations to be closed, resulting in employee severance costs; and

    - $500,000 for the liquidation of inventory carried at stores to be converted or closed (reflected in cost of sales).

    The total charge of $24.2 million includes $23.7 million that is included in operating expenses as a restructuring charge and $500,000 included as cost of sales.

    During fiscal 1999, we incurred approximately $200,000 for costs relating to store shut-down, $300,000 for inventory liquidation and $100,000 for employee severance. We expect the $1.7 million that remains accrued at January 29, 2000 for store shut-down and employee severance costs and the $200,000 that remains as an offset to inventory to be incurred in early fiscal 2000.

                          DELIA*S INC. AND SUBSIDIARIES

15.  SUBSEQUENT EVENTS

    On February 15, 2000, iTurf acquired theSpark.com, Inc. The aggregate consideration paid consisted of 1,099,988 newly issued shares of iTurf Class A common stock. The transaction was accounted for under the purchase method of accounting.

    On April 26, 2000, we received a waiver through the first quarter of fiscal 2001 of the fixed charge coverage ratio covenant under our Allfirst mortgage loan.

    On April 28, 2000, we entered into an Amended and Restated Credit Agreement with Congress Financial Corporation that amends and restates the terms of our First Union credit facility and goes through April 2003. The new facility has similar terms to the First Union facility but provides us with a higher initial borrowing base and contains controls on our cash management and certain limits on our ability to distribute assets.

                          DELIA*S INC. AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                              JANUARY 29, 2000   JULY 29, 2000
                                                              ----------------   -------------
                                                                     *            (UNAUDITED)
                                            ASSETS
CURRENT ASSETS
  Cash and cash equivalents.................................      $ 24,985         $ 13,867
  Short-term investments....................................        32,893           25,274
  Merchandise inventories...................................        28,322           30,696
  Deferred tax assets.......................................        12,063           14,488
  Prepaid expenses and other current assets.................        15,014           15,796
                                                                  --------         --------
    Total current assets....................................       113,277          100,121
PROPERTY AND EQUIPMENT, net of accumulated depreciation of
  $6,635 at January 29, 2000 and $9,722 at July 29, 2000....        35,483           37,539
LONG-TERM INVESTMENTS.......................................        11,024            2,002
INTANGIBLE ASSETS...........................................        23,456           34,121
OTHER ASSETS................................................           800              457
                                                                  --------         --------
TOTAL ASSETS................................................      $184,040         $174,240
                                                                  ========         ========

                             LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable and accrued expenses.....................      $ 21,643         $ 20,808
  Bank loan payable.........................................         3,000            9,628
  Current portion of long-term debt.........................           719            5,946
  Accrued restructuring.....................................         1,685            1,363
  Other current liabilities.................................         2,278            2,915
                                                                  --------         --------
    Total current liabilities...............................        29,325           40,660

DEFERRED TAX LIABILITIES....................................        23,901           21,586
LONG-TERM DEBT AND CAPITAL LEASES...........................         6,756            1,254
OTHER LONG-TERM LIABILITIES.................................           403              426

MINORITY INTEREST...........................................        40,734           43,710

STOCKHOLDERS' EQUITY
  Preferred stock, par value $.01 per share;
    Authorized--1,000,000 shares; Issued--none..............            --               --
  Common stock, par value $.01 per share;
    Authorized--50,000,000 shares; Issued--14,914,472 and

    16,786,786 shares, respectively.........................           149              168
  Additional paid-in capital................................        80,216           86,284
  Deferred compensation.....................................            --           (3,165)
  Less common stock in treasury (551,046 shares)............       (17,734)         (17,734)
  Retained earnings.........................................        20,290            1,051
                                                                  --------         --------
    Total stockholders' equity..............................        82,921           66,604
                                                                  --------         --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..................      $184,040         $174,240
                                                                  ========         ========


------------------------


*   Condensed from audited financial statements

       See Notes to Unaudited Condensed Consolidated Financial Statements

                          DELIA*S INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  THIRTEEN WEEKS ENDED
                                                              -----------------------------
                                                              JULY 31, 1999   JULY 29, 2000
                                                              -------------   -------------
                                                                       (UNAUDITED)
NET SALES...................................................    $  33,375       $  37,295
COST OF SALES...............................................       20,450          21,122
                                                                ---------       ---------
GROSS PROFIT................................................       12,925          16,173
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES................       23,908          35,143
INTEREST AND OTHER INCOME, NET..............................       (1,027)           (414)
MINORITY INTEREST...........................................         (493)         (4,687)
                                                                ---------       ---------
LOSS BEFORE INCOME TAXES....................................       (9,463)        (13,869)
BENEFIT FOR INCOME TAXES....................................       (3,399)         (3,376)
                                                                ---------       ---------
NET LOSS....................................................    $  (6,064)      $ (10,493)
                                                                =========       =========
BASIC AND DILUTED NET LOSS PER SHARE........................    $   (0.42)      $   (0.72)
                                                                =========       =========
SHARES USED IN THE CALCULATION OF BASIC AND DILUTED NET LOSS
  PER SHARE.................................................       14,330          14,535
                                                                =========       =========



                                                                 TWENTY-SIX WEEKS ENDED
                                                              -----------------------------
                                                              JULY 31, 1999   JULY 29, 2000
                                                              -------------   -------------
                                                                       (UNAUDITED)
NET SALES...................................................    $  75,187       $  86,352
COST OF SALES...............................................       43,473          46,914
                                                                ---------       ---------
GROSS PROFIT................................................       31,714          39,438
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES................       47,658          74,146
RESTRUCTURING CHARGE........................................       22,907              --
GAIN ON SUBSIDIARY INITIAL PUBLIC OFFERING..................      (70,091)             --
INTEREST AND OTHER INCOME, NET..............................       (1,167)         (1,081)
MINORITY INTEREST...........................................         (485)         (8,588)
                                                                ---------       ---------
INCOME (LOSS) BEFORE INCOME TAXES...........................       32,892         (25,039)
PROVISION (BENEFIT) FOR INCOME TAXES........................       14,120          (5,800)
                                                                ---------       ---------
NET INCOME (LOSS)...........................................    $  18,772       $ (19,239)
                                                                =========       =========
BASIC NET INCOME (LOSS) PER SHARE...........................    $    1.31       $   (1.33)
                                                                =========       =========
DILUTED NET INCOME (LOSS) PER SHARE.........................    $    1.19       $   (1.33)
                                                                =========       =========
SHARES USED IN THE CALCULATION OF BASIC NET INCOME (LOSS)
  PER SHARE.................................................       14,280          14,519
                                                                =========       =========
SHARES USED IN THE CALCULATION OF DILUTED NET INCOME (LOSS)
  PER SHARE.................................................       15,790          14,519
                                                                =========       =========


       See Notes to Unaudited Condensed Consolidated Financial Statements

                          DELIA*S INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                 TWENTY-SIX WEEKS ENDED
                                                              -----------------------------
                                                              JULY 31, 1999   JULY 29, 2000
                                                              -------------   -------------
                                                                       (UNAUDITED)
OPERATING ACTIVITIES:
  Net income (loss).........................................    $  18,772       $(19,239)
  Adjustments to reconcile net income (loss) to net cash
    used in operating activities:
    Depreciation and amortization...........................        1,911          6,401
    Gain on subsidiary IPO..................................      (70,091)            --
    Restructuring charge....................................       23,407             --
    Deferred taxes..........................................       19,309         (6,146)
    Noncash compensation....................................           --          1,601
    Minority interest.......................................         (485)        (8,588)
    Amortization of investments.............................         (139)          (321)
    Changes in operating assets and liabilities:
      Merchandise inventories...............................       (9,118)        (2,374)
      Prepaid expenses and other current assets.............       (5,642)          (486)
      Other assets..........................................         (241)           345
      Current liabilities...................................        5,272           (817)
      Other long-term liabilities...........................          120              9
                                                                ---------       --------
Net cash used in operating activities.......................      (16,925)       (29,615)
                                                                =========       ========
INVESTING ACTIVITIES:
  Capital expenditures......................................       (9,186)        (5,025)
  Purchase of held-to-maturity investment securities........      (55,378)       (17,876)
  Proceeds from the maturity of investment securities.......           --         34,838
  Acquisition of business...................................           --            174
                                                                ---------       --------
Net cash (used in) provided by investing activities.........      (64,564)        12,111
                                                                =========       ========
FINANCING ACTIVITIES:
  Net proceeds from issuance of subsidiary common stock.....       97,749             --
  Borrowings under line of credit agreement.................           --          6,628
  Proceeds from long-term debt and capital leases...........        1,169             --
  Principal payments on long-term debt and capital leases...          (75)          (316)
  Exercise of 187,335 and 3,500 stock options,
    respectively............................................        1,088             20
  Other.....................................................                          54
                                                                ---------       --------
Net cash provided by financing activities...................       99,931          6,386
                                                                =========       ========
INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS..............       18,442        (11,118)
CASH & CASH EQUIVALENTS--BEGINNING OF PERIOD................       10,981         24,985
                                                                ---------       --------
CASH & CASH EQUIVALENTS--END OF PERIOD......................    $  29,423       $ 13,867
                                                                =========       ========



SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING AND INVESTING ACTIVITIES:



    - May 2000 issuance of restricted stock. See Note 8.



    - February 2000 issuance of iTurf common stock for the acquisition of TheSpark.com, Inc. See Note 5.



    - June 1999 cancellation of 33,784 shares of common stock in connection with the Screeem! acquisition.



       See Notes to Unaudited Condensed Consolidated Financial Statements

                          DELIA*S INC. AND SUBSIDIARIES

         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.  BUSINESS

    dELiA*s Inc., through its catalogs, retail stores and Web sites, is a leading marketer of casual apparel, accessories, soccer merchandise and Internet content and community services to young men and women primarily between the ages of 13 and 24, an age group known as "Generation Y."

    We are subject to seasonal fluctuations in our merchandise sales and results of operations. We expect our net sales generally to be lower in the first half of each fiscal year than in the second half of the same fiscal year.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION



    PRINCIPLES OF CONSOLIDATION--Our condensed consolidated financial statements include the accounts of dELiA*s and subsidiaries, all of which, except iTurf Inc., our majority owned Internet-focused subsidiary, were wholly owned for all periods presented. The accounts of iTurf are included in the consolidated financial statements while the outside ownership of iTurf is reflected as minority interest on the financial statements. All significant intercompany balances and transactions have been eliminated in consolidation.

    UNAUDITED INTERIM FINANCIAL STATEMENTS--The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the requirements for Form 10-Q and in accordance with generally accepted accounting principles for interim financial reporting. In the opinion of management, the accompanying condensed consolidated financial statements are presented on a basis consistent with the audited consolidated financial statements and reflect all adjustments (consisting of normal recurring items) necessary for a fair presentation of results for the interim periods presented. The financial statements and footnote disclosures should be read in conjunction with our January 29, 2000 audited consolidated financial statements and the notes thereto, which are included in our annual report on Form 10-K for the year ended January 29, 2000, which was filed under the Securities Exchange Act of 1934. Results for the interim periods are not necessarily indicative of the results to be expected for the year.

    RECLASSIFICATIONS--Certain amounts have been reclassified to conform to the current presentation.

3.  SEGMENT INFORMATION

    dELiA*s determines operating segments in accordance with Statement of Financial Accounting Standards No. 131. Our reportable segments are generally defined by their method of distribution; different segments may offer similar products to similar customers, but are managed separately because of their distribution methods. dELiA*s currently has three reportable segments: catalog, retail and iTurf. Certain amounts in our fiscal 1999 segment disclosure have been reclassified to conform to the fiscal 2000 presentation.

SECOND QUARTER FISCAL 1999                   CATALOG        RETAIL         ITURF         TOTAL
--------------------------                 ------------   -----------   -----------   ------------
Revenues from external customers.........  $ 19,915,000   $10,508,000   $ 2,952,000   $ 33,375,000
Operating loss...........................    (4,513,000)   (3,147,000)   (2,751,000)   (10,411,000)


SECOND QUARTER FISCAL 2000                   CATALOG        RETAIL         ITURF         TOTAL
--------------------------                 ------------   -----------   -----------   ------------
Revenues from external customers.........  $ 16,244,000   $13,388,000   $ 7,663,000   $ 37,295,000
Operating loss...........................    (2,308,000)   (3,254,000)  (11,056,000)   (16,618,000)

                          DELIA*S INC. AND SUBSIDIARIES

   NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



3.  SEGMENT INFORMATION (CONTINUED)



FIRST HALF FISCAL 1999                       CATALOG        RETAIL         ITURF         TOTAL
----------------------                     ------------   -----------   -----------   ------------
Revenues from external customers.........  $ 49,764,000   $19,856,000   $ 5,567,000   $ 75,187,000
Operating loss...........................    (5,472,000)   (5,733,000)   (3,221,000)   (14,426,000)



FIRST HALF FISCAL 2000                       CATALOG        RETAIL         ITURF         TOTAL
----------------------                     ------------   -----------   -----------   ------------
Revenues from external customers.........  $ 42,288,000   $25,406,000   $18,658,000   $ 86,352,000
Operating loss...........................    (3,289,000)   (6,700,000)  (21,043,000)   (31,032,000)
Property and equipment, net, at period
  end....................................     6,475,000    18,104,000     3,782,000     28,361,000



                                                              SECOND QUARTER   SECOND QUARTER
                                                               FISCAL 1999      FISCAL 2000
                                                              --------------   --------------
Operating loss for reportable segments......................   $(10,411,000)    $(16,618,000)
Unallocated corporate expenses..............................        572,000        2,352,000
Interest and other income, net..............................     (1,027,000)        (414,000)
Minority interest...........................................       (493,000)      (4,687,000)
                                                               ------------     ------------
Income (loss) before income taxes...........................   $ (9,463,000)    $(13,869,000)
                                                               ============     ============



                                                               FIRST HALF     FIRST HALF
                                                              FISCAL 1999    FISCAL 2000
                                                              ------------   ------------
Operating loss for reportable segments......................  $(14,426,000)  $(31,032,000)
Unallocated corporate expenses..............................     1,018,000      3,676,000
Restructuring charge........................................    23,407,000             --
Gain on subsidiary initial public offering..................   (70,091,000)            --
Interest and other income, net..............................    (1,167,000)    (1,081,000)
Minority interest...........................................      (485,000)    (8,588,000)
                                                              ------------   ------------
    Income (loss) before income taxes.......................  $ 32,892,000   $(25,039,000)
                                                              ============   ============



                                                              JULY 29, 2000
                                                              --------------
Property and equipment for reportable segments..............   $ 28,361,000
Other assets................................................    145,879,000
                                                               ------------
    Total consolidated assets...............................   $174,240,000
                                                               ============



4.  RESTRUCTURING

    During fiscal 1999, we recorded a charge of approximately $24.2 million in connection with our restructuring plan to exit our Screeem! and Jean Country retail operations. The charge was comprised of the following:

    - $19.4 million for the write-off of the remaining unamortized balance of goodwill and other intangibles relating to our acquisition of the Screeem! and Jean Country retail operations;



    - $3.6 million for the shut-down of certain retail stores of which $2.3 million represented the write-off of assets that would no longer be used and $1.3 million primarily related to future lease costs;

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                          DELIA*S INC. AND SUBSIDIARIES

   NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



4.  RESTRUCTURING (CONTINUED)


    - $700,000 for the elimination of approximately 125 full-time and part-time jobs at the Screeem! corporate office and the store locations to be closed, resulting in employee severance costs; and



    - $500,000 for the liquidation of inventory carried at stores to be converted or closed (reflected in cost of sales).

    The total charge of $24.2 million includes $23.7 million that was included in fiscal 1999 operating expenses as a restructuring charge ($22.9 million recorded in the first quarter and $800,000 in the second half of the year) and $500,000 included in cost of sales of the first quarter. The total charge also includes $1.4 million of goodwill write-off relating to the value of 168,039 shares of common stock issued in February 2000. This additional goodwill charge was recorded in fiscal 1999, when the related contingencies were satisfied, as an increase to additional paid-in capital.

    Through the second quarter of fiscal 2000, we have incurred approximately $400,000 for costs relating to store shut-down, $500,000 for inventory liquidation and $200,000 for the elimination of 125 jobs. All stores have been closed as of the second quarter of 2000. We expect the $1.4 million that remains accrued at July 29, 2000 for contractual obligations and employee severance costs to be paid out by the end of fiscal 2000.

5.  ACQUISITION

    On February 15, 2000, iTurf acquired theSpark.com, Inc. The aggregate consideration paid consisted of 1,099,988 newly issued shares of iTurf Class A common stock and the right to receive up to $13.5 million in additional stock (up to 2,683,634 additional shares) and cash (for any remaining amount earned) if certain performance goals related to the theSpark.com web site are met. The transaction was accounted for under the purchase method of accounting. Consistent with our fiscal 1999 treatment of the issuance of iTurf stock for an acquisition, we recorded $2.8 million (net of related taxes) as additional paid-in capital instead of recognizing a gain in connection with this transaction.

6.  COMMITMENTS AND CONTINGENCIES

    In the first quarter of fiscal 2000, iTurf entered into a lease agreement for additional office space in the office building currently occupied in downtown Manhattan. The lease term does not commence until the landlord delivers possession of the additional office space, which we expect to occur in the third quarter of fiscal 2000. During the ten-year term of the lease, annual rent should approximate $800,000 subject to certain adjustments.

    In 1999, two separate purported securities class action lawsuits were filed against us and certain of our officers and directors, and one former officer of a subsidiary. The original complaints were filed in Federal District Court for the Southern District of New York by Allain Roy on June 1, 1999 and by Lorraine Padgett on June 3, 1999. The suits were consolidated into a single class action and an amended and consolidated complaint was filed on March 22, 2000. The complaint in this lawsuit purports to be a class action on behalf of the purchasers of our securities during the period January 20, 1998 through September 10, 1998. The complaint generally alleges that the defendants violated
Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder by making material misstatements and by failing to disclose certain allegedly material information regarding trends in our business. The complaint also alleges that the individual defendants are liable for those violations under
Section 20(a) of the Securities Exchange Act. The complaint seeks unspecified damages, attorneys' and experts' fees and costs, and such other relief as the court deems proper. On April 14, 2000, dELiA*s

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                          DELIA*S INC. AND SUBSIDIARIES

   NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



6.  COMMITMENTS AND CONTINGENCIES (CONTINUED)


Inc. and the other named defendants filed a motion to dismiss the lawsuit. On May 12, 2000, counsel for the plaintiffs filed a memo in response to our motion and on May 26, 2000, we filed a reply to that response. We intend to vigorously defend against this action. Based upon information presently known to management, we do not believe that the ultimate resolution of this lawsuit will have a material adverse effect on our financial condition, results of operations or cash flow.

7.  LONG-TERM DEBT AND CREDIT FACILITIES

    In August 1999, in connection with the purchase of our distribution facility in Hanover, Pennsylvania, we borrowed $5.3 million from Allfirst Bank in the form of a mortgage loan on the property. We are subject to certain covenants under the loan agreement, including a covenant to maintain a fixed charge coverage ratio. On August 10, 1999 we entered into an interest-rate swap agreement with Allfirst Bank under which we effectively converted the LIBOR-based variable interest rate mortgage to a fixed rate loan with an interest rate of approximately 8.78%. On April 26, 2000, we received a waiver through the first quarter of fiscal 2001 of the fixed charge coverage ratio covenant. As we have not received a waiver through the second quarter of fiscal 2001, we have classified the mortgage as current at July 29, 2000. It is our intention to either renegotiate the terms of the loan agreement or to seek alternative financing.

    On April 28, 2000, we entered into an amended and restated credit agreement with Congress Financial Corporation. The agreement amends and restates the terms of our credit facility with First Union National Bank, the parent company of Congress. The Congress credit facility consists of a revolving line of credit permitting us to borrow up to $25 million and provides for the issuance of documentary and standby letters of credit up to $10 million. Our obligations under the Congress credit agreement are secured by a lien on substantially all of our assets, except specified real property, the Class B common stock of iTurf that we own and the assets of iTurf and its subsidiaries. (See below for restrictions on distribution of iTurf shares.) As with the First Union facility, the availability of the revolving line of credit is limited to specified percentages of the value of our eligible inventory determined under the credit agreement, which percentages are subject to certain restrictions and reserves in certain circumstances. However, the Congress credit facility provides us with a higher initial borrowing base than that provided by the First Union facility. At our option, borrowings under this facility bear interest at First Union National Bank's prime rate plus 25 basis points or at LIBOR plus 225 basis points. The credit agreement contains covenants and default provisions customary for credit facilities of this nature, including limitations on our payment of dividends and sales of assets. A fee of 0.375% per year is assessed monthly on the unused portion of the line of credit. The Congress credit agreement contains controls on our cash management and certain limits on our ability to distribute assets. In particular, we are prohibited from distributing any iTurf shares to our stockholders prior to November 1, 2000, and may be similarly restricted thereafter if we have not met, among other things, minimum borrowing capacity availability requirements. As of July 29, 2000, there was $9.6 million in principal amount outstanding and $2.6 million in outstanding letters of credit and an additional $3.7 million available under the loan.

8.  RESTRICTED STOCK

    On May 25, 2000, the compensation committee of iTurf's board of directors approved the exchange of outstanding options held by key employees and non-employee directors for 1,098,220 shares of iTurf restricted stock. iTurf replaced options with restricted iTurf stock in an effort to retain these key employees at a time when the stock options had exercise prices that were above the current market price for iTurf's stock. Certain vesting schedules of the restricted stock were extended as

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                          DELIA*S INC. AND SUBSIDIARIES

   NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



8.  RESTRICTED STOCK (CONTINUED)


compared to the option vesting schedule in order to encourage retention of the selected employees and directors.

    On May 26, 2000, our board of directors, at the recommendation of the compensation committee, approved the exchange of all of the outstanding options held by certain key employees and non-employee directors for 1,700,775 million shares of restricted dELiA*s stock. We replaced options with restricted stock in an effort to retain key employees at a time when the stock options had exercise prices that were above the current market price for our stock. Certain vesting schedules of the restricted stock were extended as compared to the option vesting schedule in order to encourage retention of the selected employees and directors.

    In connection with the issuance of restricted stock, we expect to record the total noncash compensation charge of approximately $7.2 million, including $3.1 million related to iTurf, over the appropriate vesting periods with 65%, 18%, 11%, 5% and 1% being recognized in fiscal 2000, 2001, 2002, 2003 and 2004, respectively.

9.  SUBSEQUENT EVENTS

    On August 16, 2000, iTurf and dELiA*s agreed to combine through a merger of dELiA*s and a wholly-owned subsidiary of iTurf. As a result of the merger, dELiA*s will become a wholly-owned subsidiary of iTurf. In the merger, holders of dELiA*s common stock will receive 1.715 shares of Class A common stock of iTurf for each share of dELiA*s common stock they own. In order to complete the merger, iTurf and dELiA*s must obtain the approval of the merger by their stockholders. iTurf must also obtain the approval by its stockholders of an amendment to iTurf's certificate of incorporation to increase the number of authorized shares of iTurf's common stock, to designate additional shares of Class A common stock, to change iTurf's name to dELiA*s Corp. and eliminate the voting rights of iTurf's Class B common stock upon transfer unless the transfer is approved by iTurf's board of directors. dELiA*s must also obtain the approval of Congress Financial Corporation under its amended and restated credit agreement.

    The merger will be accounted for as a "purchase" for accounting and financial reporting purposes.

    The merger will be treated as a reverse acquisition by dELiA*s of the minority interest of iTurf, that is, the shares of iTurf's common stock that dELiA*s does not already own, because dELiA*s stockholders will own more than 50% of the combined company.

    On August 16, 2000, iTurf and dELiA*s also announced that they intend to divest the assets of their non-core properties, including Storybook Heirlooms and TSI Soccer.

    Between August 17 and August 25, 2000, three purported class action complaints on behalf of iTurf stockholders were filed in Delaware Chancery Court against iTurf, dELiA*s and each of iTurf's directors. All three complaints make virtually identical claims, alleging that dELiA*s and the members of the iTurf board of directors have breached their fiduciary duties to iTurf and iTurf's public stockholders and that the exchange ratio is unfair to iTurf's public stockholders. These complaints seek class certification and other equitable and monetary relief, including enjoining the merger or awarding damages. We believe that the allegations are without substantial merit and intend to vigorously contest these actions. Although we believe that the allegations of the complaints are without substantial merit, we can not predict at this time the outcome of any litigation or whether the resolution of the litigation could have a material adverse effect on our results of operations, cash flows or financial condition.

                                      F-54